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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                     EMCON

                           (Name of Subject Company)

                               ----------------

                                     EMCON

                      (Name of Person(s) Filing Statement)

                      Common Stock, no par value per share

                        (Title of Classes of Securities)

                                  290843 10 1

                     (CUSIP Number of Class of Securities)

                                Eugene M. Herson
                     President and Chief Executive Officer
                                     EMCON
                      400 South El Camino Real, Suite 1200
                          San Mateo, California 94402
                                 (650) 375-1522

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                               ----------------

                                    COPY TO:
                           Paul A. Blumenstein, Esq.
                            Gerald S. Walters, Esq.
                        Gray Cary Ware & Freidenrich LLP
                              400 Hamilton Avenue
                          Palo Alto, California 94301
                                 (650) 328-6561

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                                 INTRODUCTION

  This Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9" or "Statement") relates to an offer by The IT Group, Inc., a Delaware corporation ("Parent"), through its wholly owned subsidiary Seismic Acquisition Corporation, a California corporation ("Purchaser"), to purchase all of the Shares (as defined below) of EMCON, a California corporation (the "Company").

Item 1. Security and Subject Company.

  The name of the subject company is EMCON. The address of the principal executive office of the Company is 400 South El Camino Real, Suite 1200, San Mateo, California 94402. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, no par value per share (the "Company Common Stock"), of the Company. Unless the context otherwise requires, as used herein, the term "Shares" shall mean shares of Company Common Stock.

Item 2. Tender Offer of the Bidder.

  This Statement relates to the cash tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated May 17, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC"), relating to an offer to purchase all of the issued and outstanding Shares at $6.75 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, hereinafter referred to as the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated May 17, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase or any amendments or supplements thereto, constitute the "Offer Documents").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 10, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company, which provides, among other things, for the commencement of the Offer by Purchaser and further provides that, following the purchase of Shares pursuant to the Offer, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). At the election of Parent, to the extent that such action would not cause a failure of a condition to the Offer or the Merger, the Merger may be structured so that the Company will be merged with and into Purchaser with the result that Purchaser will become the Surviving Corporation. The consummation of the Merger is subject to the satisfaction or, if permissible, waiver of certain conditions, including, if required, approval of the adoption of the Merger Agreement by the requisite vote of the shareholders of the Company. If the Minimum Condition (as defined below) is satisfied, Purchaser would have acquired sufficient Shares in the Offer to assure such shareholder approval. If Purchaser acquires at least 90% of the Shares in the Offer, under the California General Corporation Law (the "CGCL") it will be able to consummate the Merger without a vote of the Company's shareholders.

  At the effective time of the Merger (the "Effective Time"), if Purchaser holds at least 90% of the Shares then outstanding, each Share issued and outstanding prior to the Effective Time, other than Shares held by Parent, Purchaser, the Company or any of their wholly owned subsidiaries (collectively, "Excluded Shares") and any Shares with respect to which the holder properly exercises such holder's appraisal rights in accordance with the CGCL ("Dissenting Shares"), shall automatically be canceled and extinguished and shall be converted into the right to receive the Offer Price (the "Cash Merger Consideration"), in cash without interest thereon, subject to appropriate and proportionate adjustments in the event of any reclassification, recapitalization, stock split, stock dividend or similar transactions with respect to the Shares. If Purchaser does not hold at least 90% of the Shares then outstanding at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than Excluded Shares and any Dissenting Shares, shall automatically be canceled and extinguished and shall be converted into the right to receive a fraction of a fully paid and nonassessable share of common stock, par value $0.01 per share, of Parent (the "Parent Common Stock") equal to the Conversion Number (the "Stock Merger Consideration" and, together with the Cash Merger Consideration, the "Merger

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Consideration"). The Conversion Number shall be equal to a fraction (rounded to the nearest third decimal point), (a) the numerator of which shall be equal to the Cash Merger Consideration and (b) the denominator of which shall be equal to the average of the closing sales price of a share of Parent Common Stock as reported on the New York Stock Exchange for each of the ten (10) consecutive trading days ending on, and including, the second trading day immediately preceding the date on which a final vote of the shareholders of the Company on the adoption and approval of the Merger shall have been held (the "Parent Average Stock Price"); provided, however, if the Parent Average Stock Price is equal to or less than $12.50, then the Conversion Number will be 0.540. Accordingly, the value of the Stock Merger Consideration may be less than the Offer Price received by holders of Shares that are purchased pursuant to the Offer if the market price of shares of Parent Common Stock is less than $12.50 at the Effective Time.

  Each Excluded Share will be canceled and extinguished and cease to exist without any conversion thereof, and no payment will be made with respect thereto. Each holder (other than holders of Excluded Shares) of a certificate representing any Shares will, after the Effective Time, cease to have any rights with respect to such Shares, except either to receive the Merger Consideration upon surrender of such certificate, or to exercise such holder's appraisal rights as provided in the Merger Agreement and the CGCL.

  The Offer is conditioned upon, among other things, there being validly tendered prior to the Expiration Date and not withdrawn at least a number of Shares equal to eighty percent (80%) of the Shares outstanding on a fully diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all stock options which are vested or scheduled to vest on or before July 9, 1999 with an exercise price less than the Offer Price, and conversion of all convertible securities or other rights to purchase or acquire Shares with a conversion price less than the Offer Price (collectively, "Derivative Securities"); provided, however, that such calculation shall not include (a) Shares issuable pursuant to Derivative Securities that by their terms will terminate or be canceled upon consummation of the Offer or (b) Shares issuable pursuant to Derivative Securities as to which the Company has obtained a written consent from the holder that such Derivative Securities will not be converted prior to the Effective Time or (c) Shares issuable pursuant to Derivative Securities as to which the Company takes appropriate action to provide that such Derivative Securities shall automatically convert into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Cash Merger Consideration over the per Share exercise or conversion price of such Derivative Securities and (ii) the number of Shares subject to such Derivative Securities which are exercisable immediately prior to the consummation of the Offer) (the "Minimum Condition"). The Offer is also subject to certain other conditions. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

  The Offer Documents indicate that the principal executive offices of Parent and Purchaser are located at 2790 Mosside Boulevard, Monroeville, Pennsylvania 15146-2792.

Item 3. Identity and Background.

  (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above, which information is incorporated herein by reference.

  (b) Except as set forth below, to the Company's knowledge, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

 (1) Certain Contracts, Agreements, Arrangements or Understandings between the Company and its Executive Officers, Directors and Affiliates.

  Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A (the "Information Statement"). The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Parent's right

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(upon the acquisition by Purchaser of Shares pursuant to the Offer) to designate persons to be appointed to the Board of Directors of the Company (the "Company Board") without a meeting of the shareholders of the Company. The Information Statement is incorporated herein by reference. Shareholders should be aware that certain members of the Company's management and Company Board, and other employees of the Company, have interests in the Merger in addition to the interests of the shareholders of the Company in general, as described further below and in the Information Statement.

Agreements Relating to Outstanding Convertible Securities

  The Company is a party to the Rescission and Reformation Agreement and the New Note Agreement each dated effective November 1, 1996 by and among the Company, Organic Waste Technologies, Inc. ("OWT") and certain of the former shareholders and option holders of OWT, pursuant to which OWT issued convertible promissory notes and unfunded contractual obligations to pay, in the aggregate, $1,716,887 (the "OWT Debt"). Under the original terms of the OWT Debt, upon consummation of the Offer, the OWT Debt would have become convertible into an aggregate of 264,136 Shares at a conversion price of $6.50 per Share. Each holder of the OWT Debt has agreed to cancel such holder's conversion right in exchange for either (i) the right to have such holder's portion of the OWT Debt cashed out upon consummation of the Offer or (ii) an increase in the interest rate applicable to the OWT Debt from 8% to 10% per annum. Any portion of the OWT Debt that is cashed out upon consummation of the Offer will be canceled in exchange for a cash payment equal to $6.75 multiplied by the number of Shares that would have been issuable upon conversion of such portion of the OWT Debt. Mark H. Shipps, Vice President of the Company, holds OWT Debt in the amount of $1,022,047.

Indemnification

  The Articles of Incorporation of the Company (the "Company's Articles") provide that the liability of a director of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law.

  The By-Laws of the Company (the "By-Laws") provide that the Company may indemnify its agents, including its directors and officers and persons serving in such capacities in other business enterprises at the Company's request, against expenses actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed action brought against such person by reason of the fact that such person is or was an agent of the Company, if such person acted in good faith, in a manner such person believed would be in the best interests of the Company and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. The By-Laws allow the Company to advance expenses incurred in connection with defending such a proceeding upon receipt of an undertaking by or on behalf of the agent to repay such amount unless it shall ultimately be determined that the agent is entitled to indemnification. The rights conferred in the By-Laws are not exclusive, and the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents. In addition, the By-Laws permit the Company to maintain director and officer liability insurance.

 (2) Certain Contracts, Agreements, Arrangements or Understandings between the Company and Parent, Purchaser or the Executive Officers, Directors and Affiliates of Parent or Purchaser.

The Merger Agreement

  The following summary of certain provisions of the Merger Agreement is presented only as a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 14D-9.



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  The Offer. The Merger Agreement provides for the making of the Offer.
Pursuant to the Offer, each tendering shareholder shall receive the Offer Price for each Share tendered in the Offer. Purchaser's obligation to accept for payment or pay for Shares is subject to the satisfaction of the conditions that are described below under "Certain Conditions of the Offer," including the Minimum Condition. Any determination concerning the satisfaction of the terms and conditions of the Offer will be made by Purchaser in its good faith judgment and such determination will be final and binding on all tendering shareholders. Purchaser expressly reserves the right to waive any conditions of the Offer (except as otherwise provided in the Merger Agreement), to increase the Offer Price, to extend the duration of the Offer or to make any other changes in the terms and conditions of the Offer; provided, however, that without the Company's prior written consent, no change may be made that decreases the Offer Price, changes the form of consideration to be paid in the Offer, reduces the maximum number of Shares to be purchased in the Offer, imposes any conditions to the Offer in addition to the conditions set forth herein under the caption "Certain Conditions of the Offer" or amends any other material terms of the Offer in a manner adverse to the Company's shareholders. Parent and Purchaser have agreed that if all of the conditions set forth herein under the caption "Certain Conditions of the Offer" are not satisfied by the time of any scheduled termination of the Offer then, provided that all such conditions are reasonably capable of being satisfied, Purchaser shall extend the Offer until such conditions are satisfied or waived; provided further, that Purchaser shall not be required to extend the Offer beyond July 9, 1999; provided further, however, that Purchaser may (a) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or (b) extend the Offer for any reason on one or more occasions for an aggregate of not more than twenty (20) business days beyond the initial Expiration Date if more than the number of Shares sufficient to satisfy the Minimum Condition but less than 90% of the Shares issued and outstanding have been tendered.

  Board Representation. Pursuant to the Merger Agreement and subject to compliance with applicable law, promptly upon delivery to ChaseMellon Shareholder Services, L.L.C. (the "Depositary") of the Notice of Acceptance, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares then outstanding; provided, however, that if Purchaser shall have acquired at least 90% of the outstanding Shares in the Offer, Parent shall be entitled to designate all of the members of the Company Board. If Purchaser shall not have acquired 90% of the outstanding Shares prior to the Effective Time, the Company Board shall at all times have at least two members who were members of the Company Board on the date the Merger Agreement was executed and are neither officers of the Company or any of its subsidiaries, or officers, or directors of Purchaser or any of its affiliates (the "Independent Directors"). If the number of Independent Directors is reduced below two prior to the Effective Time, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall not be an officer or affiliate of the Company or any of its subsidiaries or an officer, director or affiliate of Parent or any of its subsidiaries, and such person shall be deemed an Independent Director for all purposes of the Merger Agreement. If no Independent Directors then remain, the other directors of the Company shall designate two persons to fill such vacancies who shall not be officers or affiliates of the Company or any of its subsidiaries, or officers, directors or affiliates of Parent or any of its subsidiaries, and such persons shall be deemed to be Independent Directors for all purposes of the Merger Agreement. Following the election or appointment of Parent's designees, pursuant to the Merger Agreement and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights hereunder shall require the concurrence of a majority of the Independent Directors (or in the case where there is only one Independent Director, the concurrence of such Independent Director). The Company's obligations to appoint the designees of Parent to the Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

  The Merger. As soon as practicable after the satisfaction or waiver of the conditions to the Merger, Purchaser will be merged with and into the Company, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation. At the election of Parent, to the extent that such

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action would not cause a failure of a condition to the Offer or the Merger, the Merger may be structured so that the Company will be merged with and into Purchaser with the result that Purchaser will become the Surviving
Corporation. The Effective Time will occur at the date and time the Merger becomes effective in accordance with the CGCL. The Surviving Corporation shall continue its corporate existence under the laws of the State of California. The Company's Articles shall be amended and restated to contain the substantive provisions of the Articles of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, and, as so amended and restated, shall be the Articles of Incorporation of the Surviving Corporation until thereafter duly amended in accordance with the provisions thereof and applicable law. The Bylaws of Purchaser in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter duly amended in accordance with the provisions thereof and applicable law. The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the Articles and Bylaws of the Surviving Corporation. The officers of Purchaser immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the Articles and Bylaws of the Surviving Corporation.

  Consideration to be Paid in the Merger. At the Effective Time, if the Purchaser holds at least 90% of the Shares then outstanding, each Share issued and outstanding prior to the Effective Time (other than Excluded Shares and any Dissenting Shares) shall automatically be canceled and extinguished and shall be converted into the right to receive the Cash Merger Consideration, without interest thereon, subject to appropriate and proportionate adjustments in the event of any reclassification, recapitalization, stock split, stock dividend or similar transaction with respect to the Shares. At the Effective Time, if Purchaser does not hold at least 90% of the Shares then outstanding, each Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and any Dissenting Shares) shall automatically be canceled and extinguished and shall be converted into the right to receive the Stock Merger Consideration.

  Employee/Director Stock Options. Pursuant to the Merger Agreement, Parent will not assume any option to purchase shares of the Company Common Stock (an "Option") outstanding under any option plans of the Company, including the 1986 Incentive Stock Option Plan, the 1988 Stock Option Plan or the 1998 Stock Option Plan (collectively, the "Company Stock Plans"). Pursuant to the terms of such Company Stock Plans, all outstanding Options under such plans will become fully vested and immediately exercisable immediately prior to a change of control. The parties to the Merger Agreement shall take all appropriate action to provide that, at or following the consummation of the Offer, each holder of an outstanding Option shall be entitled to receive an amount in cash equal to the product of (a) the excess, if any, of the Cash Merger Consideration over the per share exercise price of each such Option and (b) the number of Shares subject to such Option that are exercisable immediately prior to the Effective Time.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate existence and power, subsidiaries, capitalization, corporate authorization relative to the Merger Agreement, governmental consents and approvals, SEC filings, financial statements, absence of undisclosed liabilities, absence of certain changes or events, taxes, real properties, intellectual property, litigation, environmental matters, employee benefit plans, compliance with laws, labor matters, insurance, customers' revenues, financial projections, government contracts and certain other matters. The Merger Agreement also includes representations and warranties of Parent and Purchaser with respect to corporate existence and power, corporate authorization relative to the Merger Agreement, governmental consents and approvals, available funds, the valid issuance of Parent Common Stock, if required, and certain other matters. No representations or warranties made by the Company, Parent or Purchaser will survive beyond the Effective Time, and no covenants or agreements made in the Merger Agreement will survive beyond the Effective Time, except for those covenants or agreements which by their terms contemplate performance after the Effective Time. Certain representations and warranties of the Company, Parent and Purchaser set forth in the Merger Agreement will not be breached unless the matter

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constituting the breach would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, operations or results of operations of the respective entity and its subsidiaries taken as a whole (a "Material Adverse Effect"); provided, however, that an adverse change in or effect on the revenues or gross margins of the Company, Parent or Purchaser (or the direct consequences thereof) following the date of the Merger Agreement to the extent attributable to a delay of, reduction in or cancellation or change in a material contract that is directly and primarily attributable to the transactions contemplated by the Merger Agreement shall not be deemed to constitute a Material Adverse Effect. Additionally, certain of the representations and warranties of the Company, Parent and Purchaser set forth in the Merger Agreement will not be breached unless the matter constituting the breach would have a material adverse effect on the ability of such entities to consummate the Offer or the Merger.

  Conduct of Business. During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, the Company has agreed as to itself and its subsidiaries (except to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld) to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and taxes when due, subject to good faith disputes over such debts or taxes, to pay or perform its other obligations when due, and to use all reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and key employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it. Without limiting the generality of the foregoing, the Company shall not (and shall not permit any of its subsidiaries to), without the prior written consent of Parent, which consent shall not be unreasonably withheld:

    (a) accelerate, amend or change the period of exercisability of Options or restricted stock granted under any employee stock plan of the Company or authorize cash payments in exchange for any Options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of the Merger Agreement, except as expressly contemplated by the Merger Agreement;

    (b) transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Company's intellectual property other than in the ordinary course of business consistent with past practices;

    (c) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock (other than distributions declared with respect to the capital stock of any subsidiary in the ordinary course of business consistent with past practice), or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock;

    (d) issue, deliver or sell, subject to any lien or authorize or propose any of the foregoing with respect to any shares of its capital stock or securities convertible into shares of its capital stock, or any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities other than (i) the issuance of rights to purchase shares of the Company Common Stock as and to the extent required under the Company Stock Plans as in effect as of the date of the Merger Agreement, (ii) the issuance of the Company Common Stock upon the exercise of Options outstanding on the date of the Merger Agreement in accordance with their present terms or pursuant to the Company's Employee Stock Purchase Plan or the Company's Restricted Stock Plan in accordance with their present terms and (iii) the granting, in the ordinary course of business consistent with past practice, pursuant to Company Stock Plans in effect on the date of the Merger Agreement, of Options to purchase up to a number of shares of the Company Common Stock as shall be agreed to by the Company and Parent, and the issuance of the Company Common Stock upon exercise thereof;


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    (e) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division;

    (f) adopt a plan of complete or partial liquidation or dissolution, merger or otherwise restructure or recapitalize or consolidate with any person other than Purchaser or another wholly owned subsidiary of Parent;

    (g) sell, lease, license or otherwise dispose of any of its properties or assets, except for transactions entered into in the ordinary course of business;

    (h) take any action to: (i) increase or agree to increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees in accordance with agreements entered into before the date of the Merger Agreement and previously provided to Parent; (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, officers; (iii) grant any severance or termination pay to, or enter into any employment or severance agreement, with any employee, except in accordance with agreements entered into before the date of the Merger Agreement and previously provided to Parent; (iv) enter into any collective bargaining agreement; or (v) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

    (i) amend or propose to amend the Company's Articles or By-Laws, except as contemplated by the Merger Agreement;

    (j) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligation of any other person except in the ordinary course of business consistent with past practices and except for obligations of the Company or its subsidiaries incurred in the ordinary course of business and in an amount not to exceed $250,000;

    (k) make any loans to any other person (other than subsidiaries of the Company or customary loans or advances to employees in connection with business-related travel in the ordinary course of business consistent with past practices);

    (l) make, authorize or commit to make any capital expenditures except for capital expenditures in the ordinary course of business and consistent with past practice or in amounts less than $150,000 individually and $750,000 in the aggregate;

    (m) make any acquisition of, or investment in, assets or stock of any other person, by any means;

    (n) except as may be required as a result of change in law or to generally accepted accounting principles consistently applied, change any of the accounting principles or practices used by it or revalue in any respect any of its material assets, including writing down the value of inventory or writing-off notes or accounts receivable, other than in the ordinary course of business consistent with past practices;

    (o) settle or compromise any material claims or litigation or terminate or materially amend or modify any of its agreements, contracts or commitments (that have not expired or been terminated) filed as an exhibit to any forms, reports and documents required to be filed by the Company with the SEC or waive, release or assign any material rights or claims;

    (p) make, revoke or amend any tax election;

    (q) enter into or amend any agreement or settlement with any tax authority; or

    (r) take, or agree in writing or otherwise to take, any of the actions described in the foregoing clauses (a) through (q) or any action that is reasonably likely to make any of the Company's representations or warranties contained in the Merger Agreement untrue or incorrect in any material respect on the date made (to the extent so limited) or as of the Effective Time.

  Indemnification. Pursuant to the Merger Agreement, Parent agrees that all rights to indemnification now existing in favor of any of the current or former directors and officers of the Company (the "Indemnified

Parties") as provided in the Company's Articles or By-Laws, in each case as of the date of the Merger Agreement, and all indemnification agreements between the Company and the Indemnified Parties shall survive the Merger and shall continue in full force and effect from and after consummation of the Offer in accordance with their terms, as such terms exist on the date of the Merger Agreement. After the Effective Time, Parent agrees to cause the Surviving Corporation to honor all rights to indemnification referred to in the preceding sentence. Additionally, Parent agrees to cause the Company and, from and after the Effective Time, the Surviving Corporation to purchase a six-year extended reporting period endorsement under the current policy of directors' and officers' liability insurance maintained by the Company; provided that (a) the Surviving Corporation may substitute therefor other policies no less advantageous (other than to a de minimus extent) to the beneficiaries of the current policies, (b) such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time and
(c) the Surviving Corporation shall not be required to pay an annual premium in excess of 150% of the last annual premium paid (the "Maximum Premium") by the Company prior to the date of the Merger Agreement (which the Company represents to be $58,000 for the twelve month period ending January 1, 2000). If the Surviving Corporation is unable to obtain the insurance required by this paragraph for the Maximum Premium, it shall obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium.

  Conditions to the Merger. Pursuant to the Merger Agreement, if Purchaser shall have purchased Shares pursuant to the Offer, the respective obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:

    (a) the Merger Agreement and the Merger shall have been duly approved and adopted by the shareholders of the Company, if required by applicable law;

    (b) Purchaser shall have delivered the Notice of Acceptance for the Shares to the Depositary pursuant to the Offer in accordance with the terms of the Merger Agreement;

    (c) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a governmental entity of competent jurisdiction and there shall not have been any statute, rule or regulation enacted, promulgated or issued by any governmental entity that prevents the consummation of the Merger or has the effect of making the purchase of Shares illegal, and no governmental entity shall have instituted any proceeding seeking any such order and such proceeding remains unresolved; and

    (d) the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended ("HSR Act") shall have expired or been terminated and, other than filing the Certificate of Merger or the Certificate of Ownership in the State of California, all filings with any governmental entity required to be made prior to the Effective Time by the Company or Parent or any of their respective subsidiaries and all government consents required to be obtained prior to the Effective Time by the Company or Parent or any of their respective subsidiaries in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by the Company, Parent and Purchaser shall have been made or obtained (as the case may be), except where the failure to so make or obtain will not result in either a Material Adverse Effect on the Company or have, or be reasonably likely to have, a material adverse effect on the ability of the parties hereto to consummate the transactions contemplated by the Merger Agreement.

  Acquisition Proposals. Pursuant to the Merger Agreement, from and after the date of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement, (a) the Company and its subsidiaries have agreed that they will not, and they will direct their respective Representatives (as defined herein) not to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Alternative Proposal (as defined herein) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate the making of any proposal that constitutes or may reasonably be expected to lead to, an Alternative Proposal, and (b) neither the Company Board nor any committee thereof will (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, their approval or recommendation to the Company's shareholders of the Offer, the Merger Agreement or the Merger or
(ii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (an "Acquisition Agreement") with respect to any Alternative Proposal. In addition, the Company and its subsidiaries will immediately cease, and will instruct and cause their respective Representatives to immediately cease, any and all existing activities, discussions or negotiations with any parties with respect to any Alternative Proposal and the Company and its subsidiaries will not, and they will direct their Representatives not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Alternative Proposal. Any violation of the restrictions set forth in
(a)(i) and (ii) of this paragraph by any Representative of the Company or any of its subsidiaries will be deemed to be a material breach of the Merger Agreement by the Company.

  Notwithstanding the foregoing paragraph, if, at any time prior to the consummation of the Offer, the Company Board reasonably determines in good faith, after taking into account the advice of its outside legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, (a) the Company and its Representatives may, in response to a Superior Proposal (as defined herein) that was unsolicited or that did not otherwise result from a breach of the restrictions set forth in the preceding paragraph, and subject to compliance with certain other terms set forth in the Merger Agreement, furnish non-public information with respect to the Company pursuant to a non-disclosure agreement with terms at least as restrictive as such terms in the Confidentiality Agreement (as defined herein) and participate in discussions and negotiations regarding such Superior Proposal, and (b) the Board may, after terminating the Merger Agreement, withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal or enter into an Acquisition Agreement with respect to a Superior Proposal; provided that the Company shall have given Parent written notice (a "Notice of Superior Proposal") at least two (2) business days prior to entering into any such Acquisition Agreement and at least two (2) business days prior to public disclosure by the Board of such withdrawal, modification, approval or recommendation, advising Parent that the Board has received a Superior Proposal, specifying the material terms and conditions of the Superior Proposal (including the proposed financing) and identifying the person making such Superior Proposal. Any amendment to the price or material terms of a Superior Proposal shall require an additional Notice of Superior Proposal and an additional two (2) business day period thereafter, to the extent permitted under applicable law, prior to public disclosure by the Board of its recommendation with respect thereto.

  As used in this Schedule 14D-9, (a) "Representative" means the officers, directors or employees or any investment banker, attorney, accountant or other advisor or representative retained by the Company or its subsidiaries, (b) "Alternative Proposal" means any inquiry, proposal or offer, whether written or oral, from any person or Group (as defined under Section 13(d) of the Exchange Act) relating to any direct or indirect acquisition or purchase of any product line or other material portion of the assets of the Company and its subsidiaries taken as a whole (other than the purchase of the Company's products or used equipment in the ordinary course of business), or more than a 20% interest in the total outstanding voting securities of the Company or any of its subsidiaries, or any tender offer or exchange offer that if consummated could result in any person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, and (c) a "Superior Proposal" means a bona fide offer, whether written or oral, made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the total outstanding voting securities of the Company or all or substantially all of the assets of the Company, which offer is otherwise on terms which the Board determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) to be reasonably capable of being completed (taking into account all material legal, financial, regulatory and other aspects of the proposal) and more favorable to the Company's shareholders from a financial point of view than the Offer and the Merger, and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board, is capable of being obtained by such third party.

  In addition to the obligations of the Company set forth above in this section on "Acquisition Proposals", the Company as promptly as practicable, and in any event within 24 hours, will advise Parent orally and in writing of
(a) any request for non-public information that the Company reasonably believes may lead to an Alternative Proposal, or of any Alternative Proposal,
(b) the material terms and conditions of such information request or Alternative Proposal and (c) the identity of the person making any such information request or Alternative Proposal. The Company will keep Parent informed in all material respects of the status and details (including material amendments) of any such request or Alternative Proposal.

  Nothing contained in the Merger Agreement shall prohibit the Company from
(a) taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) under the Exchange Act or (b) making any disclosure to the Company's shareholders if, in the good faith judgment of the Company Board, after taking into account the advice of its outside legal counsel, failure to so disclose would be inconsistent with applicable laws; provided that neither the Company nor the Company Board nor any committee thereof shall, except in accordance with the provisions of the Merger Agreement, withdraw or modify, or publicly propose to withdraw or modify, its position with respect to the Offer, the Merger Agreement or the Merger or approve or recommend, or propose to approve or recommend, an Alternative Proposal.

  Termination of the Merger Agreement. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the Company's shareholders (with any termination by Parent also being an effective termination by Purchaser):

    (a) by mutual written consent duly authorized by the Company Board and the Parent Board, subject to the concurrence of the Independent Directors to the extent required;

    (b) by either Parent or the Company if:

      (i) the Offer is terminated, withdrawn or expires pursuant to its terms without any Shares having been purchased thereunder; provided, however, that neither Parent nor the Company may terminate the Merger Agreement pursuant to this paragraph (b)(i) if such party is in material breach of the Merger Agreement or, in the case of Parent, if Parent or Purchaser is in material violation of the terms of the Offer;

      (ii) a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger, which order, decree, ruling or other action is final and nonappealable; provided that the party seeking to terminate the Merger Agreement shall have used its reasonable efforts to remove or lift such order, decree or ruling; or

      (iii) prior to the purchase of Shares pursuant to the Offer, the Company Board has recommended, or the Company has entered into an Acquisition Agreement with respect to, a Superior Proposal after fully complying with the applicable procedures set forth in the Merger Agreement; provided, however, that termination by the Company pursuant to this paragraph (b)(iii) shall be conditioned upon concurrent payment by the Company to Parent in immediately available funds of $500,000 as reimbursement for all of Parent's costs and expenses in connection with the Merger Agreement, the Offer and the Merger (the "Transaction Expenses") and $1,750,000 as a termination fee (the "Termination Fee");

    (c) by Parent prior to the purchase of Shares pursuant to the Offer if:

      (i) the Company shall have failed to include in the Schedule 14D-9 the recommendation of the Board that the shareholders of the Company accept the Offer;

      (ii) the Company Board or any committee thereof shall have (A) withdrawn or modified (including, but not limited to, by amendment of this Schedule 14D-9) in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, (B) approved or recommended, taken no position with respect to, or failed to recommend against any Alternative Proposal, or (C) resolved to do any of the foregoing;

      (iii) the Company or any of its subsidiaries or any of their respective Representatives participates in any discussions or negotiations with or provide any non-public information to any third party in breach of the terms of the Merger Agreement summarized under "Acquisition Proposals" in this Section 13; or

      (iv) the Company is in material breach of any of its covenants or obligations under the Merger Agreement; provided that if such breach is curable through the exercise of the Company's commercially reasonable efforts, Parent may not terminate the Merger Agreement under this paragraph (c)(iv) unless such breach is not cured on or prior to the earlier of (A) twenty (20) days after written notice of such breach is given by Parent to the Company or (B) two (2) business days before the date on which the Offer expires;

    (d) by the Company prior to the purchase of Shares pursuant to the Offer if:

      (i) the Offer shall not have been commenced in accordance with the Merger Agreement, or Parent or Purchaser shall have failed to purchase validly tendered Shares in violation of the terms of the Offer within ten (10) business days after the expiration of the Offer; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this paragraph (d)(i) if it is in material breach of the Merger Agreement; or

      (ii) Parent or Purchaser is in material breach of any of its covenants or obligations under the Merger Agreement; provided that if such breach is curable through exercise of Parent's or Purchaser's commercially reasonable efforts, the Company may not terminate the Merger Agreement under this paragraph (d)(ii) unless such breach is not cured within the earlier of (A) twenty (20) days after written notice of such breach is given by the Company to Parent or (B) two (2) business days before the date on which the Offer expires.

  If the Merger Agreement is terminated for any of the above reasons, the Merger Agreement shall be of no further force or effect, except as otherwise set forth in the Merger Agreement. Additionally, any termination of the Merger Agreement shall not (a) relieve any party from liability for any willful breach of the Merger Agreement or (b) affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of the Merger Agreement. Furthermore, in the event the Merger Agreement is terminated pursuant to paragraph (b)(iii) or paragraphs
(c)(i), (ii) or (iii) set forth above in this section on "Termination of the Merger Agreement," the Company irrevocably waives any otherwise applicable standstill or other agreement or restrictions in favor of the Company (contractual or otherwise) on the ability and right of Parent, Purchaser or any of their affiliates to acquire Shares.

  If the Merger Agreement is terminated by Parent pursuant to paragraph
(b)(iii) or paragraphs (c)(i), (ii), (iii) and (iv) set forth above in this section on "Termination of the Merger Agreement," the Company shall reimburse Parent in an amount of $500,000 as reimbursement for Transaction Expenses. If the Merger Agreement is terminated by the Company pursuant to paragraph
(d)(ii) above, Parent shall reimburse the Company in an amount of $500,000 as reimbursement for Transaction Expenses. Additionally, in the event the Merger Agreement is terminated pursuant to paragraphs (b)(iii) or (c)(ii) set forth above, the Company shall pay Parent the Termination Fee in immediately available funds. Furthermore, in the event that the Merger Agreement is terminated pursuant to paragraphs (c)(i), (iii) or (iv) set forth above and, within 12 months following such termination, any person other than Parent or any affiliate of Parent effects an acquisition relating to an Alternative Proposal, or enters into an agreement relating to an Alternative Proposal with the Company or commences a tender offer for a transaction relating to an Alternative Proposal and the transactions contemplated thereby are subsequently consummated at any time, the Company shall pay Parent the Termination Fee at or prior to the consummation of such transaction in immediately available funds.

  Amendment. The Merger Agreement can only be amended by a written agreement executed by the Company, Parent and Purchaser.

  Extension and Waiver. At any time prior to the Effective Time, the Company, Parent or Purchaser may, to the extent legally allowed and subject to the terms and conditions of the Merger Agreement, (a) extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement, (b) waive any inaccuracies in the representations and warranties made to such party contained therein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained therein. Any agreement on the part of the Company, Parent or Purchaser to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under the Merger Agreement shall not constitute a waiver of such right.

  Expenses. Except as otherwise set forth in the Merger Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the negotiation, execution and delivery of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer, shall be paid by the party incurring such expense; provided, however, that if Parent is required to file a registration statement on Form S-4 (the "Registration Statement") to register shares of Parent Common Stock issued in the Merger, then any expenses incurred in connection with the filing fee for the Registration Statement and the printing and mailing of the final prospectus shall be borne by Parent.

  Certain Conditions of the Offer. Notwithstanding any other provisions of the Offer or the Merger Agreement, and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Parent's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), Purchaser shall not be required to accept for payment or pay for any tendered Shares, shall delay the acceptance for payment of any tendered Shares, and (subject to the terms of the Merger Agreement) shall extend the Offer by one or more extensions, if (i) the Minimum Condition is not satisfied prior to the Expiration Date; (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the Expiration Date, or (iii) at any time after the date of the Merger Agreement, and prior to the Expiration Date, any of the following conditions exist:

    (a) any statute, rule, regulation, legislation, ruling, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Merger, by any governmental entity of competent jurisdiction that (i) makes illegal or otherwise prohibits consummation of the Offer or the Merger, (ii) prohibits or materially limits the ownership or operation by Parent or Purchaser of all or any substantial portion of the business or assets of the Company (or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole), or compels Parent or Purchaser to dispose of, divest or hold separately all or any substantial portion of the business or assets of Parent, Purchaser or the Company or its subsidiaries, individually or taken as a whole, or imposes any material limitation on the ability of Parent or Purchaser to conduct its business or own such assets, (iii) imposes any material limitation on the ability of Parent or Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or Parent on the adoption of the Merger Agreement and all other matters properly presented to the Company's shareholders, (iv) requires divestiture by Parent or Purchaser of any Shares or (v) results in a Material Adverse Effect on the Company;

    (b) there shall be instituted and pending any action or proceeding by any governmental entity that would reasonably be expected to result in any of the consequences referred to in clauses (i) through (v) of the preceding paragraph (a);

    (c) the Merger Agreement shall have been terminated in accordance with its terms;

    (d) any of the representations and warranties of the Company set forth in the Merger Agreement, when read without any exception or qualification as to materiality or Material Adverse Effect, shall not be true and correct, as if such representations and warranties were made immediately prior to the consummation of the Offer (except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect as of such specific date), except where the failure or failures to be so true and correct, individually or in the aggregate, do not and would not reasonably be expected to have a Material Adverse Effect on the Company;

    (e) the Company shall have failed to perform or to comply with any of its obligations, covenants or agreements under the Merger Agreement in any material respect;

    (f) there shall have occurred any events or changes which have had or which are likely to have a Material Adverse Effect on the Company, or

    (g) the Board shall have withdrawn, or modified or changed in a manner adverse to Parent (including by amendment of the Schedule 14D-9), its recommendation of the Offer, the Merger Agreement or the Merger, or recommended another proposal or offer for the acquisition of the Company, or the Board shall have resolved to do any of the foregoing.

  The foregoing conditions are for the benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (except for any action or inaction in material breach of the Merger Agreement by Parent or Purchaser) and, except for the Minimum Condition, may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time in their sole discretion, in each case, subject to the terms of the Merger Agreement. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The Confidentiality Agreement

  Raymond James & Associates, Inc. ("Raymond James"), on behalf of the Company, and Parent entered into the Mutual Nondisclosure and Confidentiality Agreement on February 10, 1999 (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, the Company and Parent agreed to make available to each other certain non-public information concerning their respective business, financial condition, operations, assets, properties, liabilities and prospects in order to facilitate discussions relating to a possible transaction involving the two companies. In accordance with the terms of the Confidentiality Agreement, the party receiving such non-public information in verbal, visual, written, electronic or other form has agreed to (a) use such information solely for the purpose of evaluating and considering any potential transaction, (b) keep such information strictly confidential and (c) provide such information only to its representatives to whom disclosure of such information is reasonably deemed to be required to facilitate the evaluation or consideration of any potential transaction. However, the Company's and Parent's obligations under the Confidentiality Agreement will not extend to information which the party receiving such information can demonstrate (a) was rightfully in the possession of the receiving party prior to disclosure by the furnishing party, (b) was or is independently developed by the receiving party without use of any information supplied by the furnishing party, (c) became available to the public other than as a result of disclosure by the receiving party or any of its representatives, or (d) became available to the receiving party or any of its representatives on a non-confidential basis from a source other than the furnishing party or any of its respective representatives and such source is not, to the knowledge of the receiving party, under any obligation to the furnishing party or any of its representatives to keep such information confidential. For a period of two years subsequent to any termination of discussions regarding a potential transaction, Parent has agreed that it will not directly or indirectly solicit for hire any employee of the Company or any person who was an employee of the Company within six months of the date of such solicitation with whom it has first had contact or who first became known to it in connection with its consideration of a potential transaction; provided, however, that the foregoing sentence will not prevent Parent from employing any employee or former employee of the Company who contacts Parent, directly or indirectly, at his or her own initiative without any direct or indirect solicitation by or encouragement from Parent. The foregoing summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the full text thereof, a copy of which has been filed with the SEC as an exhibit to this Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

 (a) Recommendation of the Company Board.

  THE COMPANY BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES HEREUNDER.

 (b) Background of the Offer; Opinion of Financial Advisor; Factors Considered by the Company Board.

Background of the Offer

  On January 29, 1997, the Company's Executive Committee met and determined that the Company should evaluate and consider strategic alternatives, including a business combination, joint venture or strategic partnership with a larger company having the critical mass needed to execute the Company's business plan more effectively. At the conclusion of this meeting, the Company engaged Raymond James to provide assistance in exploring strategic alternatives that may be available to the Company and to advise the Company with respect to opportunities involving a business combination, joint venture or strategic partnership with a larger company.

  On February 22, 1997, a meeting of the Company Board was held during which representatives from Raymond James presented their assessment of the Company's current market and competitive position and the benefits that could be achieved through a strategic business combination. During the period from February 1997 to April 1997, Raymond James conducted extensive interviews with senior management, engaged in customary due diligence procedures, analyzed valuation parameters and reviewed potential candidates for a possible business combination, joint venture or strategic partnership.

  During 1997, Parent was actively exploring possible business combinations with companies in the solid waste industry, with a view to becoming the leading global provider of fully integrated solid waste services. In April 1997, Parent informally contacted the Company regarding Parent's possible interest in a transaction with the Company. Representatives of Parent met with certain executive officers of the Company to explore further the possibility of a transaction between Parent and the Company.

  From May 1997 to October 1998, Raymond James engaged in preliminary discussions with several potential strategic partners, including Parent. During this period, the Company Board periodically met with Raymond James to review the various strategic alternatives.

  On November 12, 1998, a meeting of the Company Board was held to review the status of the Company's search for potential strategic business combinations. At this meeting, members of senior management presented their analysis of the alternatives currently available to the Company. At the conclusion of this meeting, the Company Board decided to continue its relationship with Raymond James and directed senior management to focus its efforts on a discrete group of potential buyers that might be interested in purchasing the Company. The Company Board also appointed Douglas P. Crane, Chairman of the Company Board, and Dr. Franklin J. Agardy, a director of the Company, to a Special Committee to assist senior management in its review and negotiation of the terms of the proposed sale of the Company.

  From December 1998 to February 1999, Raymond James contacted 16 potential purchasers. A total of 11 potential buyers, including Parent, executed confidentiality agreements with the Company and received certain confidential information about the Company. Potential purchasers were instructed to submit initial indications of interest to Raymond James by February 26, 1999. Three parties, including Parent, submitted preliminary indications of interest. The Company invited all three parties to participate in due diligence and management presentations at the offices of Gray Cary Ware & Freidenrich LLP ("Gray Cary"), the Company's legal counsel, in Palo Alto, California. Two of the three interested parties, including Parent, conducted this due diligence.

  In the letter submitted to Raymond James by Parent on February 26, 1999 (the "February Letter"), Parent estimated the enterprise value to acquire 100% of the Company to be in a range of $55 million to $70 million and requested that the Company consider accepting a combination of cash and Parent Common Stock as consideration in an acquisition.

  Parent's representatives visited the Company's headquarters on March 9 and 10, 1999, to enable Parent to become better acquainted with the Company's operations, business and personnel. During the visit, representatives of the Parent met with certain executive officers of the Company and representatives of Raymond James, attended a management presentation given by the Company and conducted limited due diligence with respect to the Company's operations, business and personnel.

  On March 25, 1999, the Company Board received an offer to enter into a merger transaction from a company who had not participated in the due diligence process (the "Unsolicited Bidder").

  On March 26, 1999, Parent and the other interested party that participated in due diligence and management presentations submitted best and final offers to Raymond James.

  On March 26, 1999, Parent submitted to Raymond James a preliminary, non-binding indication of value, and best and final offer with the intent of being invited to conduct further due diligence and negotiate a definitive purchase agreement on an exclusive basis (the "March Letter"). As set forth in the March Letter, Parent's estimate of the enterprise value to acquire 100% of the Company was a range of $65 to $70 million. In the March Letter, Parent continued to propose that, in addition to cash, the Company accept 50% to 75% of the purchase price in the form of Parent Common Stock.

  On March 30, 1999, at a special meeting of the Company Board, senior management of the Company and representatives from Raymond James and Gray Cary reviewed and evaluated the terms of the March Letter in comparison with the terms of business combinations proposed by the other interested parties, and representatives of Raymond James reviewed the methodology used in their financial analyses of the various transactions. Representatives of Raymond James described the terms and conditions of each of the bids, the background of the bidders and the status of the due diligence performed by each of the bidders. The Company Board discussed each of the bids in detail, focusing on the terms and conditions of the bids and the likelihood of completing a transaction on the terms and conditions outlined. The Company Board decided that, in light of these factors, it was in the Company's best interest to focus its efforts on the bids from Parent and the other interested party and not to pursue the bid from the Unsolicited Bidder at that time.

  On April 7 and 8, 1999, Parent and the other interested party conducted additional due diligence.

  On April 10, 1999, the other interested party submitted a revised best and final offer to acquire 100% of the equity of the Company for $58 million.

  On April 12, 1999, the Company Board, senior management of the Company and representatives of Parent and Raymond James met in New York to attend a presentation by Parent's executive officers and discuss strategic issues associated with the proposed merger.

  On April 16, 1999, Parent submitted to Raymond James a revised version of the March Letter (the "April Letter"). In the April Letter, Parent estimated the value to acquire 100% of the equity of the Company, on a fully diluted basis, to be $62 million, assuming that the total debt reflected on the Company's December 31, 1998 balance sheet would not materially increase prior to the consummation of the Merger. The $62 million offer contained in the April Letter represented an enterprise value of approximately $70 million, including assumed liabilities. The terms of the April Letter provided that $2 million of the $62 million offer was contingent on the Company achieving certain financial milestones for the six months ended June 30, 1999 (the "Contingent Payment").

  On April 17, 1999, Raymond James informed the other interested party that the Company Board had decided not to pursue that party's offer.

  From April 19 to April 23, 1999, Parent conducted due diligence sessions at the Company's corporate headquarters and at other regional offices of the Company and its subsidiaries. Participants in these sessions included representatives of Parent's management, financial, legal and accounting advisors. Parent and its representatives continued to conduct off-site due diligence through May 10, 1999.

  On April 20, 1999, Gray Cary distributed a proposed first draft of the merger agreement to Parent and its legal counsel, Gibson, Dunn & Crutcher LLP ("GD&C"), and each of Gray Cary and GD&C began negotiating the form of a definitive merger agreement.

  From April 20 to May 10, 1999, representatives of the Company, Raymond James and Gray Cary held discussions with representatives of Parent and GD&C to negotiate various aspects of the acquisition proposal.

  At a scheduled telephonic meeting of Parent's Board of Directors (the "Parent Board") held on May 4, 1999, a full discussion of the proposed transaction took place. Following the discussions, the Parent Board approved, among other things, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, provided that the final terms of the Merger Agreement were subsequently reviewed and approved by the Executive Committee of the Parent Board. Parent informed the Company that it had agreed to pay approximately $62 million in cash, or $6.75 net per Share, without interest, for all of the issued and outstanding Shares of the Company, on a fully diluted basis. The Contingent Payment proposal was eliminated from the offer.

  On May 6, 1999, at a special meeting of the Company Board, members of senior management and Gray Cary reported on the revised terms of the Merger Agreement. Representatives of Raymond James reviewed their financial analysis with respect to the proposed Merger and delivered an oral opinion (subsequently confirmed in writing) that the terms of the Offer and the Merger were fair from a financial point of view to the shareholders of the Company (the "Fairness Opinion"). Following this presentation, the Company Board asked the representatives from Raymond James and Gray Cary various questions about the terms of the transaction and the remaining open issues, and the Company Board and representatives of Gray Cary discussed the Company Board's fiduciary duties to the Company's shareholders. At the conclusion of this discussion, the Company Board (a) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and
(b) authorized its senior management to complete the negotiation of the definitive Merger Agreement and to execute and deliver the Merger Agreement in substantially the form presented to the Company Board, subject to the receipt of Raymond James' written opinion as to the fairness of the Offer and the Merger to the Company's shareholders.

  On May 10, 1999, Parent advised the Company that it had received the necessary consent from its lender to enter into the Merger Agreement and to consummate the Offer.

  On May 10, 1999, Gray Cary and GD&C finalized their negotiations of the Merger Agreement. The Executive Committee of the Parent Board reviewed the final terms of the Merger Agreement and approved the final terms of the Merger Agreement by unanimous written consent in lieu of a meeting. Senior management of the Company reviewed the final terms of the Merger Agreement and notified representatives of Parent that such terms were acceptable.

  The Merger Agreement was executed on the evening of May 10, 1999, and a joint press release was issued by the parties announcing the execution of the Merger Agreement on the morning of May 11, 1999.

  On May 17, 1999, Purchaser commenced the Offer.

Opinion of Financial Advisor

  The Company retained Raymond James to render an opinion to the Company Board as to the fairness, from a financial point of view, to the Company's shareholders, of the financial terms and conditions of the Offer and the Merger, taken as a whole (collectively, the "Transaction"). No limitations were imposed on Raymond James by the Company Board or Company management with respect to the investigations made or procedures followed by Raymond James in preparing and rendering its opinion, and the Company and its management cooperated fully with Raymond James in connection therewith. Raymond James rendered its written Fairness Opinion that as of May 7, 1999, the Transaction was fair, from a financial point of view, to the holders of Company Common Stock. Raymond James reaffirmed its opinion as of the date of the Offer.

  The full text of the Fairness Opinion, dated May 10, 1999, which sets forth assumptions made, matters considered and limits on the scope of review undertaken, is attached as Annex B to this Schedule 14D-9 and is incorporated by reference herein. The Company's shareholders are urged to read the Fairness Opinion in its entirety. Raymond James' Fairness Opinion, which is addressed to the Company Board, is directed only to the fairness of the Transaction to the Company's shareholders from a financial point of view and does not constitute a recommendation to any Company shareholder as to whether such shareholder should tender his or her Shares and does not address any other aspect of the proposed Offer and Merger or any related transaction. The Offer Price and other terms of the Offer were determined pursuant to negotiations between the Company and Purchaser and not pursuant to recommendations of Raymond James. Raymond James merely evaluated the Transaction from a financial point of view. Raymond James consents to the inclusion of this summary of its opinion in, and attachment of its opinion to, this Schedule 14D-9. The summary of the Fairness Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

  In connection with Raymond James' review of the proposed Transaction and the preparation of its opinion, Raymond James has, among other things:

    (1) reviewed the Company's annual report to shareholders on Form 10-K for the fiscal year ended December 31, 1998, its quarterly reports on Form 10-Q for the quarters ended June 30, 1998 and September 30, 1998 and other publicly available financial information of the Company and Parent;

    (2) reviewed certain non-public information prepared by the management of the Company, including financial statements, financial projections and other financial and operating data concerning the Company;

    (3) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

    (4) reviewed a draft of the Merger Agreement and the financial terms and conditions therein;

    (5) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business Raymond James believes to be generally comparable to those of the Company; and

    (6) compared the financial terms of the Transaction with the financial terms of certain other transactions which Raymond James believes to be generally comparable to the Transaction.

  In conducting its investigation and analyses and in arriving at its opinion, Raymond James took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including a review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses it believed to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; and
(iii) the general condition of the securities markets.

  As described in its opinion, Raymond James assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James by the Company or any other party and did not attempt to verify independently any such information. In addition, Raymond James did not make or receive any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor has Raymond James been furnished with any such evaluation or appraisal. Raymond James assumed that the financial forecasts, estimates, projections, and other information with respect to the Company examined by Raymond James had been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company, and Raymond James relied upon each party to advise it promptly if any such information previously provided to or discussed with Raymond James had become inaccurate or had been required to be updated during the period of its review. In addition, Raymond James has assumed the Transaction will be consummated substantially in accordance with the terms set forth in the Merger Agreement.

  The Fairness Opinion was based on economic, market, and other conditions as in effect on, and the information available to it as of, the date of its opinion, and Raymond James has undertaken no obligation to reevaluate its opinion. Raymond James did not express any opinion as to the price range or range of prices at which the Parent Common Stock might trade subsequent to the Transaction.

Fairness Opinion Analyses

  The following is a summary of the analyses performed by Raymond James in connection with the preparation of the Fairness Opinion:

  Presentation by Raymond James. The following summarizes the material financial analyses presented telephonically by Raymond James to the Company Board at its meeting on May 6, 1999 (and subsequently confirmed in writing as of May 7, 1999), which were considered by Raymond James in rendering the Fairness Opinion described below. This summary is not a complete description of the analyses underlying the Fairness Opinion or of information presented at meetings between Raymond James and representatives of the Company held in advance of the Company Board's consideration of the Transaction.

  Precedent Transaction Analysis. Raymond James presented to the Company Board a summary of a precedent transaction analysis which compared four key financial ratios for ten selected precedent environmental engineering and consulting company combinations announced during the six year period prior to May 6, 1999 to the same four key financial ratios projected for the proposed Transaction. The precedent combination transactions consisted of: Dames & Moore Group combining with URS Corporation; ICF Kaiser's Environmental Facilities Management group combining with Parent; Sverdrup Corp. combining with Jacobs Engineering Group, Inc.; Fluor Daniel GTI combining with Parent; ATC Group Services Inc. combing with Weiss, Peck & Greer, LLC; OHM Corp. combining with Parent; Woodward-Clyde combining with URS Corp.; Fluid Management combining with Envirogen; Wehran Envirotech Inc. combining with EMCON Associates; Geraghty & Miller Inc. combining with Heidemji Holdings NV.

  Raymond James examined the following four key financial ratios for these ten selected precedent environmental engineering and consulting company combinations: target company enterprise value to target company gross sales; target company enterprise value to target company earnings before interest, taxes, depreciation and amortization ("EBITDA"); target company enterprise value to target company earnings before interest and taxes ("EBIT"); and target company equity value to target company net income. Gross sales, EBITDA, EBIT and net income were calculated by utilizing the financial statistics for the trailing twelve month period reported prior to the consummation of the precedent company combinations.

  Comparable Companies Analysis. Raymond James also presented to the Company Board a summary financial comparison of the Company to nine public engineering and consulting companies Raymond James deemed to be reasonably comparable to the Company. The comparable companies consisted of: Foster Wheeler Corp.; Harding Lawson Associates; Jacobs Engineering Group; Sevenson Environmental Services; Stone & Webster, Inc.; Tetra Tech, Inc.; ThermoRetec Corp.; TRC Companies, Inc.; and Roy F. Weston.

  Raymond James then compared the following five key financial ratios for these comparable companies to the same corresponding ratios for the Company under the proposed Transaction: enterprise value to gross sales; enterprise value to EBITDA; enterprise value to EBIT; equity value to net income; and equity value to 1999 projected net income. Gross sales, EBITDA, EBIT and net income were calculated for the Company and the comparable companies by utilizing the latest trailing twelve months financial statistics that have been publicly reported.

  Premium Analysis. Raymond James presented to the Company Board an analysis of the premiums paid over the stock price of acquired companies in selected merger transactions since the beginning of 1998, based on stock prices one day, one week and four weeks prior to the announcement of the transaction. This analysis demonstrated that, on average, the acquired company received a 31.3%, 40.4% and 45.9% premium over its stock price one day, one week and four weeks prior to the announcement of the transaction, respectively. Raymond James noted that the $6.75 per share cash consideration offered in the Transaction represents a premium of 20%, 33% and 69% to the Company's closing price one day, one week, and four weeks prior to the date (May 11, 1999) that the Transaction was publicly announced.

  EMCON Discounted Cash Flow Analysis. Raymond James presented to the Company Board the results of a discounted cash flow analysis for fiscal years 1999 to 2001 to estimate the present value of the stand-alone unleveraged free cash flows that the Company is expected to generate if the Company performs in accordance with certain internal management forecasts. For purposes of this analysis, unleveraged free cash flows were defined as unleveraged net income plus depreciation plus amortization less capital expenditures less investment in working capital. Raymond James performed its analyses based on financial forecasts and assumptions provided to it by the Company. Raymond James used the year 2001 as the terminal year for the analysis and calculated terminal values for the Company by applying a range of multiples of EBITDA to the projected fiscal year 2001 EBITDA for the Company. The unleveraged projected free cash flows and terminal values were then discounted using a range of discount rates.

  Opinion of Raymond James. During the May 6, 1999 telephonic meeting of the Company Board, Raymond James gave its oral opinion (subsequently confirmed in writing on May 7, 1999) that, as of such date and based upon and subject to various qualifications and assumptions described with respect to its Fairness Opinion, the Transaction was fair from a financial point of view to the Company's shareholders.

  The summary set forth above does not purport to be a complete description of the analyses of data underlying Raymond James' opinion or its presentation to the Company Board. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James' view of the actual value of the Company.

  In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Raymond James' analysis of the fairness of the financial terms and conditions of the Transaction to the Company's shareholders from a financial point of view and were provided to the Company Board. The analyses do not purport to be appraisals or to reflect the prices at which businesses or securities might be sold. In addition, as described above, the opinion of Raymond James was one of many factors taken into consideration by the Company Board in making its determination to approve the Transaction. Consequently, the analyses described above should not be viewed as determinative of the Company Board or the Company management's opinion with respect to the value of the Company. The Company placed no limits of the scope of the analysis performed, or opinion expressed, by Raymond James.

  In connection with the Transaction, the Company contracted with Raymond James to provide financial advisory and investment banking services, pursuant to which the Company requested Raymond James to provide the fairness opinion summarized herein. The Company Board retained Raymond James because of Raymond James' qualifications, expertise, and reputation, as well as its prior investment banking relationship with the Company. Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Through negotiation, the Company and Raymond James determined that the Company would pay Raymond James a fee upon the consummation of the Transaction, which fee is contingent upon the value of the Transaction. In the ordinary course of business, Raymond James may trade in the securities of the Company for its own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Factors Considered by the Company Board

  In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all shareholders tender their Shares pursuant to the Offer, the Company Board considered a number of factors, including, but not limited to:

    (1) the financial and other terms of the Offer and the Merger Agreement;

    (2) the presentations of Raymond James and its Fairness Opinion to the effect that, as of May 7, 1999 and based upon and subject to certain matters stated therein, the Transaction was fair to the shareholders of the Company, from a financial point of view. THE FULL TEXT OF RAYMOND JAMES' WRITTEN FAIRNESS OPINION IS ATTACHED AS ANNEX B TO THIS SCHEDULE 14D-9. SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY;

    (3) the fact that the tender offer price of $6.75 per Share represents a premium of approximately 32% over the closing price of the Company Common Stock on the Nasdaq National Market System on May 5, 1999;

    (4) the view of the Company Board, based in part upon the presentations of Raymond James, regarding the likelihood of a superior offer arising, the efforts of Raymond James over the last 28 months to locate other potential merger candidates, and the fact that certain candidates which had been identified over such period had held discussions with the Company that had proven unsuccessful or were not as financially attractive as the Offer;

    (5) the prospects for continued independent operation of the Company in light of market and competitive conditions, including the potential for increased competition from Parent or another company having significantly greater financial resources than the Company that may seek to enter the market for solid waste support services;

    (6) the Company's long-term and short-term capital needs;

    (7) the alternatives available to the Company in light of the consideration proposed to be paid to shareholders pursuant to the Merger Agreement, including continuing to maintain the Company as an independent company and not engaging in an extraordinary transaction of any kind;

    (8) the Company's existing competitive and market position;

    (9) current industry and economic conditions;

    (10) the provisions of the Merger Agreement, including the provisions allowing the Company to respond to certain unsolicited inquiries concerning an acquisition of the Company, and the provisions which permit the Company to terminate the Merger Agreement and pay a termination fee to Parent under certain circumstances; and

    (11) the fact that Parent's and Purchaser's obligations under the Offer were not subject to any financing condition, and the fact that Parent's financial condition and ability to cause Purchaser to meet its obligations under the Merger Agreement appear to be sufficient.

  The foregoing discussion is not intended to be an exhaustive review of the information and factors considered, or the relative weight given to each factor, by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Company Board did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to each factor.

Item 5. Persons Retained, Employed or to Be Compensated.

  The Company retained Raymond James in connection with the Transaction. Pursuant to a letter agreement, dated January 29, 1997, the Company originally agreed to pay Raymond James a monthly consulting fee of $15,000 per month for the first three months and $10,000 per month thereafter, with one half of such monthly fees to be credited against any compensation otherwise payable by the Company to Raymond James upon the closing of any extraordinary transaction. In November 1998, Raymond James verbally agreed to defer its right to the monthly consulting fees in exchange for the Company's agreement to continue the engagement through the closing of an anticipated transaction. Upon the closing of an extraordinary transaction, including the Merger, the Company has agreed to pay Raymond James a fee, payable in cash, equal to the greater of $350,000 or 2 1/4% of the total consideration received by the Company and/or its shareholders. In addition to the foregoing compensation, the Company has agreed to indemnify Raymond James against certain liabilities and expenses arising out of the engagement and the transactions in connection therewith, including certain liabilities under the federal securities laws.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer or the Merger.

Item 6. Recent Transactions and Intent with Respect to Securities.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer.

Item 7. Certain Negotiations and Transactions by Subject Company.

  (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to Be Furnished.

  Short Form Merger. Under the CGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under the CGCL, a significantly longer period of time will be required to effect the Merger.

Item 9. Material to Be Filed as Exhibits.

 Exhibit
 Number                               Description
 -------                              -----------
     1   Offer to Purchase, dated May 17, 1999(1)

     2   Letter of Transmittal, dated May 17, 1999(1)

     3   Summary Advertisement, dated May 17, 1999(1)

     4   Agreement and Plan of Merger, dated May 10, 1999, by and among The IT
          Group, Inc., Seismic Acquisition Corporation and EMCON(1)

     5   EMCON's Information Statement pursuant to Section 14(f) of the
          Exchange Act and Rule 14f-1 thereunder(2)

     6   Fairness Opinion of Raymond James & Associates, Inc., dated May 10,
          1999(3)

     7   Mutual Nondisclosure and Confidentiality Agreement, dated as of
          February 10, 1999, between The IT Group, Inc. and Raymond James &
          Associates, Inc.(1)

     8   Joint Press Release, dated May 11, 1999, issued by The IT Group, Inc.
          and EMCON(1)

     9   Restated Articles of Incorporation of EMCON, dated June 4, 1991(4)

    10   Restated By-Laws of EMCON, effective June 4, 1991(4)

    11   Letter to Shareholders of EMCON, dated May 17, 1999


--------
(1) Incorporated by reference from Parent and Purchaser's Schedule 14D-1 filed with the SEC on May 17, 1999.

(2) Attached hereto as Annex A.

(3) Attached hereto as Annex B.

(4) Incorporated by reference from an exhibit of EMCON's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1991.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 1999

                                             /s/ Eugene M. Herson
                                          By: _________________________________
                                             Eugene M. Herson
                                             President and Chief Executive
                                              Officer

                                                                        ANNEX A

                                     EMCON
                     400 South El Camino Real, Suite 1200
                          San Mateo, California 94402

                               ----------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
            OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND
                             RULE 14f-1 THEREUNDER

  This Information Statement is being mailed on or about May 17, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares (the "Shares") of common stock, no par value per share (the "Company Common Stock"), of EMCON, a California corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Seismic Acquisition Corporation, a California corporation ("Purchaser"), a wholly owned subsidiary of The IT Group, Inc., a Delaware corporation ("Parent"), to at least a majority of the seats on the board of directors of the Company (the "Company Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated May 10, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

  Pursuant to the Merger Agreement, on May 17, 1999 Purchaser commenced a cash tender offer to acquire all of the issued and outstanding Shares (the "Offer") at $6.75 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, hereinafter referred to as the "Offer Price"). The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Monday, June 14, 1999, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a shareholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company (the "Merger").

  The information contained in this Information Statement concerning Purchaser has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

General

  The Company Common Stock is the only class of securities outstanding having the right to vote for the election of the Company's directors. Each Share entitles its record holder to one vote. As of May 10, 1999, there were 8,340,669 Shares issued and outstanding.

The Company's Board of Directors

  If Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares then outstanding; provided, however, if Parent acquired at least 90% of the outstanding Shares in the Offer, Parent shall be entitled to designate all of the members of the Company Board. The Company has further agreed, upon request of Parent, to promptly take all actions necessary to cause Parent's designees to be so elected, including, if necessary, increasing the size of the

Company Board (to the extent permitted by the Company's Articles of Incorporation and By-Laws) and/or seeking the resignations of one or more existing directors, provided, however, that if Purchaser did not acquire at least 90% of the outstanding Shares in the Offer prior to the effective time of the Merger, the Company Board shall at all times have at least two members who are members of the Company Board on the date of the Merger Agreement and are neither officers of the Company or any of its subsidiaries, nor officers or directors of Purchaser or any of its affiliates, or other independent directors appointed to replace such persons.

  Parent has informed the Company that it currently intends to choose the Parent designees it has the right to designate to the Company Board pursuant to the Merger Agreement from the executive officers and directors of Parent and Purchaser listed in Schedule II of the Offer to Purchase, a copy of which has been mailed to the Company's shareholders. The information with respect to such officers and directors in Schedule II is hereby incorporated herein by reference in its entirety. As of May 14, 1999, the ages of each such officer and director are as follows: Mr. Anthony J. DeLuca--52; Mr. Daniel A. D'Aniello--52; Mr. Philip B. Dolan--41; Mr. E. Martin Gibson--61; Mr. James C. McGill--55; Mr. Richard W. Pogue--71; Mr. Robert F. Pugliese--66;
Mr. Charles W. Schmidt--71; Admiral James David Watkins--72; Mr. David L. Backus--58; Mr. Richard R. Conte--52; Mr. James G. Kirk--60; Mr. James R. Mahoney--60; Mr. Raymond J. Pompe--65; Mr. Harry J. Soose--47; Mr. Philip O. Strawbridge--44; Mr. James M. Redwine--42.

  Parent has advised the Company that to the best knowledge of Parent, none of Parent's designees currently is a director of, or holds any position with, the Company, and none of Parent's designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission (the "SEC"), except as may be disclosed in the Offer to Purchase. None of Parent's designees has any family relationship with any director or executive officer of the Company.

  Parent has advised the Company that each of the persons listed above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

  It is expected that Parent's designees may assume office at any time following the purchase by Parent of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than June 14, 1999, and that, upon assuming office, Parent's designees will thereafter constitute at least a majority of the Company Board.

                       DIRECTORS AND EXECUTIVE OFFICERS

The Current Members of the Board

  The names of the current directors, their ages as of April 30, 1999 and certain other information about them are set forth below. Some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer.

                                                                        Director
   Name                                                             Age  Since
   ----                                                             --- --------
   Douglas P. Crane(1)(2)(3).......................................  70   1992
   Eugene M. Herson(1).............................................  57   1985
   Richard A. Peluso...............................................  53   1996
   Peter Vardy(1)(3)...............................................  68   1994
   Donald R. Kerstetter(2)(3)......................................  67   1995
   Dr. Franklin J. Agardy(2).......................................  66   1998

--------
(1) Member of Executive Committee

(2) Member of Audit Committee

(3) Member of Compensation Committee

Executive Officers

  The executive officers of the Company as of April 30, 1999 are as follows:

   Name                     Age                  Positions with the Company
   ----                     ---                  --------------------------
   Eugene M. Herson........  57 President, Chief Executive Officer and Director
   R. Michael Momboisse....  41 Chief Financial Officer, Vice President--Legal and Secretary
   Richard A. Peluso.......  52 Vice President and Director
   Vincent Franceschi......  40 Vice President
   Patrick Gillespie.......  42 Vice President
   John Kinsella...........  43 Vice President
   Gary McEntee............  42 Vice President
   Alan Ortiz..............  44 Vice President
   Mark H. Shipps..........  51 Vice President

  Officers serve at the discretion of the Board. There are no family relationships among directors or executive officers of the Company.

  Douglas P. Crane has served as Chairman of the Board since July 1995 and as a director of the Company since February 1992. Since February 1989, Mr. Crane has served as Chairman of CJM Associates, Inc., a management consulting firm. Mr. Crane currently serves as Chairman of the Board of Trustees of Cogswell Polytechnical College and as Chairman of the Board of the Foundation for Educational Achievement.

  Eugene M. Herson has served as President and Chief Executive Officer of the Company since October 1994 and as a director since March 1985. From November 1990 through October 1994, Mr. Herson served in a number of capacities with the Company including Vice President--Special Operations from April 1993 to October 1994, Chief Financial Officer from November 1990 through June 1993, and President and Chief Administrative Officer from February 1991 through March 1993.

  R. Michael Momboisse has served as Chief Financial Officer and Vice President--Legal since July 1993, and Secretary since May 1996. Mr. Momboisse joined the Company as General Counsel in April 1991 and held that position until December 1997. Prior to joining the Company, Mr. Momboisse was an attorney in the Corporate Department of the law firm of Ware & Freidenrich, a Professional Corporation.

  Richard A. Peluso has served as a Vice President of the Company since the Company's acquisition of Wehran Envirotech, Inc. ("Wehran") in April 1994 and as a director since May 1996. Mr. Peluso also serves as Vice President in charge of the Company's operations and construction division. From June 1972 to April 1994, Mr. Peluso served as a Senior Vice President of Wehran.

  Vincent Franceschi has served as the Area Operations Manager of the Southwest Area of the Company's Professional Services Division ("PSD") since April 1998 and a Vice President of the Company since May 1998. From January 1994 to December 1997, Mr. Franceschi served in a variety of roles for Vectra Technologies, Inc., a nuclear waste technology and services company, including President and Chief Operating Officer from April 1997 to December 1999 and Vice President and General Manager from January 1994 to March 1997.

  Patrick Gillespie has served as a Vice President of the Company since May 1998. Mr. Gillespie has served in a number of roles with the Company, including Area Operations Manager of the North Area of the PSD since April 1994.

  John Kinsella has served as the Area Operations Manager of the Northwest Area of the PSD since April 1998 and a Vice President of the Company since May 1998. From January 1992 to April 1998, Mr. Kinsella served as a Vice President of SCS Engineers, an environmental consulting firm.

  Gary O. McEntee has served as Vice President in charge of business development since February 1997. From April 1994 to February 1997, Mr. McEntee served in a number of operating roles including manager of the Company's Northeast and East Consulting areas. Prior to April 1994, Mr. McEntee served as the Chief Operating Officer of Wehran.

  Alan Ortiz has served as the Area Operations Manager of the South Area of the PSD since September 1996 and as a Vice President of the Company since May 1998. From September 1995 to September 1996, Mr. Ortiz was a Senior Manager with KPMG Peat Marwick Consulting. From October 1991 to August 1995, Mr. Ortiz served as a Vice President of Golder Associates, a consulting engineering firm.

  Mark H. Shipps has served as a Vice President of the Company since May 1998. Mr. Shipps has also served as the President of the Company's wholly owned subsidiary, Organic Waste Technologies, Inc., since 1990.

  Dr. Franklin J. Agardy has served as a director of the Company since May 1998. Dr. Agardy has served as President of Forensic Management Associates, Inc., a forensic management consulting company specializing in environmental matters since December 1988. From December 1988 to June 1990, Dr. Agardy also served as Chairman and Chief Executive Officer of In-Process Technology, Inc., a manufacturer of specialized air pollution control devices. Dr. Agardy also served as a member of the board of directors of Thermatrix, Inc., the successor to In-Process Technology, Inc., until April, 1996. Dr. Agardy is also a former Professor of Civil and Environmental Engineering at San Jose State University, where he served from 1962 through September 1971.

  Donald R. Kerstetter has served as a director of the Company since May 1994. Mr. Kerstetter served as President of ET Environmental Corporation ("ET"), the Company's 50/50 joint venture with Turner Construction Company ("Turner") from May 1994 through December 1997. Mr. Kerstetter retired in 1996 from his position as an Executive Vice President of Turner, where he was an employee since 1956 and served as an officer since March 1976. Mr. Kerstetter currently serves on the Board of Directors of ET.

  Peter Vardy has served as a director since July 1994. Mr. Vardy has served as Managing Director of Peter Vardy & Associates, an international environmental consulting firm, since June 1990. From April 1973 through May 1990, Mr. Vardy served as a Vice President of Waste Management, Inc./WMX Technologies, Inc., a waste management services company. Mr. Vardy currently serves on the Board of Directors of Stericycle, Inc., a provider of regulated medical waste management services.

Meetings of the Board and Committees

  During 1998, the Company Board held four meetings. All directors attended at least 75% of the aggregate number of meetings held by the Company Board and meetings held by all committees on which each such director served during his term of office. The Company Board has an Executive Committee, an Audit Committee and a Compensation Committee, but does not have a Nominating Committee.

  The Executive Committee currently consists of Messrs. Crane, Herson and Vardy. Mr. Crane serves as Chairman of the Committee. The functions of the Executive Committee include implementing general instructions of the Company Board, approving interim policy matters and approving capital expenditures. The Executive Committee held six formal meetings during 1998.

  The Audit Committee currently consists of Messrs. Agardy, Crane and Kerstetter. Dr. Agardy serves as Chairman of the Audit Committee. The functions of the Audit Committee include recommending the independent auditors to the Company Board, reviewing and approving the planned scope of the annual audit, proposed fee arrangements and the results of the annual audit; reviewing the adequacy of accounting and financial controls; reviewing the independence of the independent auditors; approving all assignments to be performed by the independent auditors; reviewing transactions between the Company and its officers and directors and instructing the independent auditors, as deemed appropriate, to undertake special assignments. During 1998, the Audit Committee held one formal meeting.

  The Compensation Committee currently consists of Messrs. Crane, Kerstetter and Vardy. Mr. Crane serves as Chairman of the Compensation Committee. The Compensation Committee reviews and recommends salaries, bonuses and other compensation for corporate executive officers and other members of senior management. During 1998, the Compensation Committee held four formal meetings.

                            EXECUTIVE COMPENSATION

  The following table provides certain summary information concerning the compensation paid or accrued by the Company and its subsidiaries for the fiscal years ended December 31, 1996, 1997 and 1998 to or on behalf of the Company's Chief Executive Officer and each of the four other highly compensated executive officers of the Company (hereinafter referred to as the "named executive officers"):

                          SUMMARY COMPENSATION TABLE

                                                 Long-Term
                                                Compensation
                                                   Awards
                                                ------------
                          Annual Compensation
                        -----------------------    Shares
Name and Principal            Salary             Underlying       All Other
Position                Year   ($)    Bonus ($)   Options    Compensation ($)(1)
------------------      ---- -------- --------- ------------ -------------------
Eugene M. Herson....... 1998 $240,800        0     35,000          $70,345(2)
 President and Chief
 Executive              1997 $200,000        0     50,000          $10,345(3)
 Officer                1996 $203,927  $20,000          0          $14,845(4)
R. Michael Momboisse... 1998 $205,400        0     30,000          $57,500(2)
 Chief Financial
 Officer, Vice          1997 $174,808        0     40,000          $ 7,500(3)
 President--Legal and
  Secretary             1996 $141,057  $18,000          0          $11,839(4)
Richard A. Peluso...... 1998 $180,400        0     30,000          $50,000(2)
 Vice President         1997 $178,365        0     25,000                0
                        1996 $161,158        0          0          $ 4,500(4)
Mark H. Shipps(5)...... 1998 $161,212  $30,000     25,000          $50,000(2)
 Vice President
Patrick Gillespie(5)... 1998 $145,400  $50,000     10,000          $40,000(2)
 Vice President

--------
(1) The Company maintains a salary continuation plan ("Salary Continuation Plan") pursuant to which the Company has entered into contracts with Messrs. Herson, and Momboisse entitling them to receive payments over various ten-year periods, 60% of which represent salary continuation payments and 40% of which represent compensation for their agreement not to compete with the Company. Salary continuation payments are financed through premiums paid by the Company on life insurance policies, the cash surrender values of which are used to fund the Company's obligations under the Salary Continuation component ("Salary Continuation Premiums"). In general 50% of the total benefits vest at the end of the fifth year of participation in the Salary Continuation Plan and the remainder vests in equal annual installments at the end of each of years six through ten. Under the Salary Continuation Plan, Mr. Herson will receive payments aggregating $3,000 per month from November 2000 to October 2010, plus an additional $4,500 per month from November 2004 to October 2014. Mr. Momboisse will receive payments aggregating $1,000 per month from January 2003 to December 2012, plus an additional $2,000 per month from November 2004 to October 2013, plus an additional $1,000 per month from November 2006 to October 2015 and $1,000 per month from July 2007 to June 2016. Payments to a participant under the Salary Continuation Plan commence earlier upon the death or permanent disability of the participant.

(2) Consists of (i) Salary Continuation Premiums on behalf of Messrs. Herson and Momboisse of $10,345 and $7,500 respectively, and (ii) contribution by the Company on behalf of Messrs. Herson, Momboisse, Peluso, Shipps and Gillespie under the EMCON Deferred Compensation Plan (vesting over a four year period) in the amounts of $60,000, $50,000, $50,000, $50,000 and
    $40,000, respectively.

(3) Consists of Salary Continuation Premiums on behalf of Messrs. Herson and Momboisse of $10,345, and $7,500 respectively.

(4) Consists of (i) Salary Continuation Premiums on behalf of Messrs. Herson and Momboisse of $10,395 and $7,500, respectively, and (ii) matching contributions by the Company under the EMCON Shared Savings and Profit Sharing Plan (the "401(k) Plan") in the amount of $4,500 on behalf of Mr. Herson, $4,339 on behalf of Mr. Momboisse, and $4,500 on behalf of Mr. Peluso.

(5) Messrs. Shipps and Gillespie became executive officers of the Company in May 1998.

Stock Option Grants

  The following table contains information concerning the grant of options to purchase Company Common Stock to the named executive officers in 1998:

                    STOCK OPTION GRANTS IN LAST FISCAL YEAR

                                                                             Potential Realizable Value
                                         # of Total                          at Assumed Annual Rates of
                                          Options                           Stock Price Appreciation for
                                         Granted to  Exercise or                   Option Term (2)
                            Options     Employees in Base Price  Expiration -----------------------------
       Name              Granted (#)(1) Fiscal Year    ($/SH)       Date        5% ($)        10% ($)
       ----              -------------- ------------ ----------- ---------- -------------- --------------
Eugene M. Herson........     35,000         6.9%       $2.688     11/28/03  $       25,900 $       57,467
R. Michael Momboisse....     30,000         5.9%       $2.688     11/28/03  $       22,200 $       49,232
Richard A. Peluso.......     30,000         5.9%       $2.688     11/28/03  $       22,200 $       49,232
Mark H. Shipps..........     25,000         4.9%       $2.688     11/28/03  $       18,500 $       41,026
Patrick Gillespie.......     10,000         2.0%       $2.688     11/28/03  $        7,400 $       16,411

--------
(1) The options become exercisable in four equal annual installments commencing on the first anniversary of the date of grant, so long as employment with the Company or one of its subsidiaries continues. The Company Board retains discretion to modify the terms, including the exercise price, of outstanding options. In that regard, in the event of a change of control of the Company, the Company Board, in its sole discretion, may either accelerate the vesting of outstanding options or provide for the assumption or substitution of such options by the successor company. (See also "Employment Contracts and Termination of Employment Arrangements.")

(2) Potential gains are net of exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the SEC rules. Actual gains, if any, on stock option exercises are dependent on the future performance of the Company Common Stock, overall market conditions and the option-holders' continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved. One share of Company Common Stock purchased at the exercise price of $2.688 in 1998 would yield profits of $0.74 per share at 5% appreciation over 5 years or $1.64 per share at 10% appreciation over the same period.

Stock Option Exercises and Year-End Holdings

  The following table provides information with respect to the named executive officers concerning the exercise of options during the last fiscal year and unexercised options held as of the end of the fiscal year:

                           YEAR-END OPTION VALUES(1)

                                                        Value of Unexercised
                              Number of Unexercised     In-the-Money Options
                               Options at 12/31/98         at 12/31/98(2)
                            ------------------------- -------------------------
          Name              Exercisable Unexercisable Exercisable Unexercisable
          ----              ----------- ------------- ----------- -------------
   Eugene M. Herson........   175,000      85,000           0        $17,500
   R. Michael Momboisse....    75,750      66,250           0        $15,000
   Richard A. Peluso.......    57,500      55,000           0        $15,000
   Mark H. Shipps..........    12,500      67,500           0        $12,500
   Patrick Gillespie.......    10,000      70,000           0        $ 5,000

--------
(1) None of the named executive officers exercised options in fiscal 1998.

(2) Based on the closing sales price of the Company Common Stock on December 31, 1998 of $3.188.

Compensation Committee Interlocks and Insider Participation

  The Compensation Committee consists of Messrs. Crane, Kerstetter and Vardy. Mr. Kerstetter serves as a member of the Board of Directors of ET.

Employment Contracts and Termination of Employment Arrangements

  The Company has entered into agreements with Eugene M. Herson and R. Michael Momboisse providing for severance payments equal to 24 months of salary and full vesting of any unvested benefits upon a separation from the Company (other than as a result of a termination for cause) within 18 months after a change of control event. For these purposes, a change of control event is defined as a change of ownership of the Company where the shareholders of the Company, before the event, hold less than 70% of the voting stock of the Company after the event. The Offer will qualify as a change of control event.

  Patrick Gillespie is employed as a Vice President of the Company under an Employment Agreement expiring in January 2002. The Employment Agreement provides for a minimum salary of $140,000 per year and annual bonuses of $50,000 for the entire term of the contract. During the term of the agreement, Mr. Gillespie can be removed only for cause. In the event he is terminated other than for cause, he will be entitled to severance benefits equal to the full compensation payable to him over the remaining term of the agreement.

  The Company has adopted an internal policy pursuant to which executive officers of the Company are entitled to receive up to 12 months of severance and full vesting of any unvested benefits in the event their employment is involuntarily terminated (including voluntary termination following a demotion or to avoid a mandatory relocation) following a change of control of the Company. For these purposes, a change of control is defined as a change of ownership of the Company where the shareholders of the Company, before the event, hold less than 70% of the voting stock of the Company after the event. The Offer will qualify as a change of control event.

  See also footnote 1 to the SUMMARY COMPENSATION TABLE for a discussion of the Salary Continuation Plan and each named executive officer's participation in such plan.

401(k) Plans

  The Company maintains the EMCON Shared Savings and Profit Sharing Plan (the "Company Plan") which is intended to be a tax qualified plan under the Internal Revenue Code. The Company Plan provides that each participant may defer up to 20% of his or her pre-tax gross compensation (up to the statutory limit). Further, the Company Plan provides that the Company may make discretionary matching contributions. However, no matching contributions were made in 1998. For the 1999 plan year, the Company is making matching contributions of 50% of the participant's first 2% of deferrals. Thereafter, the Company Plan allows for an additional match if certain year end profit goals are met. Matching contributions vest over a period of 6 years with full vesting after 6 years of service with the Company. All amounts deferred by participants and earnings on such deferrals are fully vested at all times.

  Organic Waste Technologies, Inc., a subsidiary of the Company, maintains the Organic Waste Technologies, Inc. 401(k) Profit Sharing Plan (the "OWT Plan") which is intended to be a tax qualified plan under the Internal Revenue Code. The OWT Plan provides that each participant may defer up to 15% of his or her pre-tax gross compensation (up to the statutory limit). Further, the OWT Plan provides that Organic Waste Technologies, Inc. may make discretionary matching contributions. However, no matching contributions were made in 1998. For the 1999 plan year, OWT is making matching contributions of 50% of the participant's first 2% of deferrals. Thereafter, the OWT Plan allows for an additional match if certain year end profit goals are met. Matching contributions vest over a period of 5 years with full vesting after 5 years of service with OWT. All amounts deferred by participants and earnings on such deferrals are fully vested at all times.

Director Compensation

  During the last fiscal year, the Company paid each non-employee director a retainer of $1,000 per month. In addition, under the Company's 1998 Stock Option Plan, each non-employee director is automatically granted, effective upon completion of each annual shareholders' meeting, a nonstatutory stock option to purchase 2,000 shares of Company Common Stock at an exercise price equal to the fair market value of the Company Common Stock at the date of grant, based on the closing price of the Company's shares on the Nasdaq National Market. Such options become fully vested and exercisable on the first day of January following the date of grant, subject to the optionee's continued service as a director up to and as of that date, and remain exercisable until ten years from the date of grant, subject to earlier termination (i) two years after the individual ceases to be a director or (ii) upon a transfer of control of the Company. No other directors of the Company are compensated for their services as members of the Company Board. From time to time, non-employee directors serve as consultants to the Company with respect to special matters within their areas of expertise, for which they are paid consulting fees. During 1998, Messrs. Crane and Vardy were paid additional consulting fees of $7,000 and $8,000, respectively.

Employee/Director Stock Options

  Pursuant to the Merger Agreement, Parent will not assume any option to purchase shares of the Company Common Stock (an "Option") outstanding under any option plans of the Company, including the 1986 Incentive Stock Option Plan, the 1988 Stock Option Plan or the 1998 Stock Option Plan (collectively, the "Company Stock Plans"). Pursuant to the terms of such Company Stock Plans, all outstanding Options under such plans will become fully vested and immediately exercisable immediately prior to a change of control. The Offer will qualify as a change of control event. The parties to the Merger Agreement have agreed to take all appropriate action to provide that, at or following the consummation of the Offer, each holder of an outstanding Option shall be entitled to receive, in exchange for the cancellation of their Options, an amount in cash equal to the product of (a) the excess, if any, of the Offer Price over the per share exercise price of each such Option and (b) the number of Shares subject to such Option that are exercisable immediately prior to the Effective Time.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

  Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Company Common Stock and other equity securities of the Company. Officers, directors, and greater than ten-percent shareholders are required to furnish the Company with copies of all Section 16(a) forms they file.

  To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the last fiscal year ended December 31, 1998, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with by such persons.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table contains information as of April 30, 1999, regarding the ownership of Company Common Stock by (i) all persons who, to the knowledge of the Company, were the beneficial owners of 5% or more of the outstanding shares of Company Common Stock, (ii) each director and director nominee of the Company, (iii) each named executive officer, and (iv) all executive officers and directors of the Company as a group:

     Name and                                    Number of Shares
      Address                                  Beneficially Owned(1) Percent(1)
     --------                                  --------------------- ----------
   Franklin Resources, Inc.(2)................       1,125,400          13.5%
    901 Mariners Island Blvd., 6th Floor
    San Mateo, CA 94404
   Grace & White, Inc.(3).....................       1,024,600          12.3%
    515 Madison Avenue, Suite 1700
    New York, NY 10022
   T. Rowe Price Associates, Inc.(4)..........         715,000           8.6%
    100 E. Pratt Street
    Baltimore, MD 21202
   Dimension Fund Advisors, Inc.(5)...........         540,300           6.5%
    1299 Ocean Avenue, 11th Floor
    Santa Monica, CA 90401
   Eugene M. Herson(6)........................         247,854           2.9%
   Richard A. Peluso(6).......................         146,485           1.7%
   R. Michael Momboisse(6)....................          91,288           1.1%
   Peter Vardy(6).............................          25,000             *
   Douglas P. Crane(6)........................          19,000             *
   Mark H. Shipps(6)..........................          17,500             *
   Patrick Gillespie(6).......................          16,751             *
   Donald R. Kerstetter(6)....................          10,000             *
   Franklin J. Agardy(6)......................           2,000             *
   All executive officers and directors as a
    group (13 persons)(6).....................         619,076           7.1%

--------
 * Represents less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Company

    Common Stock subject to options or warrants held by that person that are currently exercisable, or will become exercisable within 60 days of April 30, 1999 (without regard to the effects of the Offer), are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) As reported in a Schedule 13G amendment filed jointly on September 10, 1997 by Franklin Resources, Inc. ("FRI"), Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisory Services, Inc. Consists of shares held in accounts that are managed by direct and indirect investment advisory subsidiaries of FRI ("Advisory Subsidiaries") pursuant to contracts that give such subsidiaries sole voting and investment power with respect to such shares. Charles B. Johnson and Rupert H. Johnson, Jr. are principal shareholders of FRI ("Principal Shareholders"). FRI, the Advisory Subsidiaries and the Principal Shareholders disclaim any economic interest or beneficial ownership of the shares.

(3) As reported in a Schedule 13G amendment filed on February 18, 1999 by Grace & White, Inc. ("G&W"). Includes 28,000 shares as to which G&W has sole voting power and 1,024,600 shares as to which G&W has sole dispositive power.

(4) As reported in a Schedule 13G amendment filed jointly on February 12, 1999 by T. Rowe Price Associates, Inc. ("Price Associates") and T. Rowe Price Small Cap Value Fund, Inc. ("Price Small Cap Value"). These securities are owned by various individual and institutional investors including Price Small Cap Value (which owns 715,000 shares) which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(5) As reported in a Schedule 13G amendment filed on February 11, 1999 by Dimensional Fund Advisors Inc. ("Dimensional"). Dimensional, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and services as investment manager to certain other investment vehicles, including commingled group trusts. (These investment companies and investment vehicles are the "Portfolios"). In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over the Company's shares owned by the Portfolios. All such securities are owned by the portfolios, and Dimensional disclaims beneficial ownership of such securities.

(6) Includes the following numbers of shares of the Company Common Stock subject to outstanding options which are exercisable within 60 days of April 30, 1999 (without regard to the effects of the Offer): Eugene M. Herson, 187,500; Richard A. Peluso, 63,750; R. Michael Momboisse, 85,750; Peter Vardy, 8,000; Mark H. Shipps, 17,500; Patrick Gillespie, 15,000; Douglas P. Crane, 10,000; Donald R. Kerstetter, 8,000; Franklin J. Agardy, 2,000; and all executive officers and directors as a group 423,750.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Except as otherwise disclosed in the Schedule 14D-9 and this Information Statement, the Company does not have any other relationships or transactions with members of the Company Board or executive officers of the Company.

               [LETTERHEAD OF RAYMOND JAMES & ASSOCIATES, INC.]

                                                                        ANNEX B


May 10, 1999

Board of Directors
EMCON
400 South El Camino Real
Suite 1200
San Mateo, CA 94402

Members of the Board:

  Raymond James & Associates, Inc. ("Raymond James") understands that EMCON ("EMCON" or the "Company") is contemplating a transaction whereby The IT Group ("IT") or a subsidiary of IT will acquire all of the common stock of EMCON and subsequently merge with and into EMCON pursuant to the terms of an Agreement and Plan of Merger and the exhibits and schedules thereto between EMCON and IT dated as of May 10, 1999 (the "Agreement") (such tender and merger referred to herein as the "Transaction").

  You have requested our opinion as to whether the Transaction is fair to the shareholders of EMCON from a financial point of view.

  In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have, among other things:

    1. reviewed the annual report to stockholders on Form 10-K filed March 23, 1999, the quarterly reports to stockholders on Forms 10-Q filed October 31, 1998, and July 27, 1998, and other publicly available financial information of EMCON and IT;

    2. reviewed certain non-public information prepared by the management of EMCON, including financial statements, financial projections, and other financial and operating data concerning EMCON;

    3. discussed the past and current operations and financial condition and the prospects of EMCON with senior executives of the Company;

    4. reviewed a draft of the Agreement and the financial terms and conditions therein;

    5. reviewed publicly available financial and stock market data with respect to certain other companies in lines of business Raymond James believes to be generally comparable to those of the Company; and

    6. compared the financial terms of the Transaction with the financial terms of certain other transactions which we believe to be generally comparable to the Transaction.

  We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James by EMCON or any other party and have not attempted to verify independently any such information. In addition, we have not made or received any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of EMCON, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, projections, and other information referred to above, we have assumed, at your direction, that they have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of EMCON, and we have relied upon each party to advise us promptly if any such information previously provided to or discussed with us became inaccurate or was required to be updated during the period of our review. In addition, we have assumed the Transaction will be consummated substantially in accordance with the terms set forth in the Agreement.

  Our opinion is necessarily based on the economic, market, financial and other circumstances and conditions in effect on May 7, 1999, and any material change in such circumstances or conditions would require reevaluation of this opinion, which we are under no obligation to undertake.

  We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Agreement, or the availability or advisability of any alternatives to the Transaction. This letter does not express any opinion as to the likely trading range for IT Common Stock following the consummation of the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of IT at that time. Our opinion is limited to the fairness, from a financial point of view, of the Transaction to the Shareholders. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction.

  In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of EMCON and certain other publicly held companies in businesses we believe to be comparable to EMCON; (ii) the current and projected financial position and results of operations of EMCON; and (iii) the general condition of the securities markets.

  Raymond James is actively involved in the investment banking business and regularly undertakes the evaluation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has acted as financial advisor to the Board of Directors of EMCON in connection with the Transaction and will receive a fee upon the consummation thereof, which fee is contingent upon the value of the Transaction. In the ordinary course of business, Raymond James may trade in the securities of EMCON for its own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  It is understood that our advisory services and opinion expressed herein were prepared for the use of the Board of Directors of EMCON only in evaluating the proposed Transaction and do not constitute a recommendation to any shareholder of EMCON regarding any action such shareholder should take. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any party. This opinion is not to be quoted or referred to, in whole or in part, without the prior written consent of Raymond James, which will not be unreasonably withheld.

  In arriving at this opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

  Based upon and subject to the foregoing, it is our opinion that, as of May 7, 1999, the Transaction is fair, from a financial point of view, to the Shareholders.

Respectfully submitted,

/s/ Raymond James & Associates, Inc.

RAYMOND JAMES & ASSOCIATES, INC.